UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE HACKETT GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

404609109

(CUSIP Number)

Bradford J. Cornell - Vice President

Archstone Consulting LLC

676 N. Michigan Ave

Chicago, IL 60611

(312) 640-7050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Sanford E. Perl, P.C.

James S. Rowe

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

November 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Consulting UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,710
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,710
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Holdings UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,710*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,710*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,710
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	Solely in its capacity as the sole shareholder of Archstone Consulting UK Limited.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Consulting International Holdings Cooperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 698,550*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 698,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	Solely in its capacity as the sole shareholder of Archstone Holdings UK Limited and sole member of Archstone Consulting Netherlands BV.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone International Holdings LLC / 20-3138535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 698,550*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 698,550*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	Solely in its capacity as the sole member of Archstone Consulting International Holdings Cooperatief U.A.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Consulting LLC / 20-0023852
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Intermediate Holdings LLC / 20-0023856
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	Solely in its capacity as the managing member of Archstone Consulting LLC.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Holdings LLC / 20-0023863
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*	Solely in its capacity as the managing member of Archstone Intermediate Holdings LLC.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lake Capital Partners LP / 32-0027409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN
*	Solely in its capacity as the majority member of Archstone Holdings LLC.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lake Capital Investment Partners LP / 32-0027408
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN
*	Solely in its capacity as the general partner of Lake Capital Partners LP.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul G. Yovovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	Solely in his capacity as a member of the committee of Lake Capital Investment Partners LP that makes investment related decisions with respect to Lake Capital Partners LP.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Terence M. Graunke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,157,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,157,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*	Solely in his capacity as a member of the committee of Lake Capital Investment Partners LP that makes investment related decisions with respect to Lake Capital Partners LP.

CUSIP No. 404609109	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Archstone Consulting Netherlands BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 558,840
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 558,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 558,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

EXPLANATORY NOTE

This statement on Schedule 13D (this “Statement”) relates to the Asset Purchase Agreement, dated as of November 10, 2009 (the “Purchase Agreement”), by and among Archstone Acquisition Corp., a Florida corporation (“US Buyer”), Hackett REL, Ltd (UK), a company organized under the laws of England and Wales (“UK Buyer”), The Hackett Group B.V., a company organized under the laws of The Netherlands (“BV Buyer” and collectively with US Buyer and UK Buyer, the “Buyers”), The Hackett Group, Inc., a Florida corporation (the “Issuer”), Archstone Consulting LLC, a Delaware limited liability company (“Archstone Consulting”), Archstone Consulting UK Limited, a company organized under the laws of England and Wales (“Archstone UK”), and Archstone Consulting Netherlands BV, a company organized under the laws of The Netherlands (“Archstone BV,” and together with Archstone UK and Archstone Consulting, the “the Sellers”), and the transactions contemplated thereby. The Purchase Agreement contemplates that, subject to the terms and conditions set forth therein, Buyers will purchase from the Sellers substantially all of the assets of the Sellers (the “Transaction”) in exchange for an aggregate of 4,657,000 shares of Common Stock of the Issuer (the “Consideration Shares”). In addition, pursuant to the Purchase Agreement, Archstone Consulting agreed to purchase an additional 500,000 shares of Common Stock of the Issuer at a price of $3.00 per share (the “Purchased Shares” and together with the Consideration Shares, the “Issued Shares”).

The description of the Purchase Agreement is qualified in its entirety by the Purchase Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 1. Security and the Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.001 per share, of the Issuer. The name and address of the principal executive offices of the Issuer are: The Hackett Group Inc., 1001 Brickell Bay Drive, Suite 3000, Miami, Florida 33131.

Item 2. Identity and Background.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Lake Capital Investment Partners LP, a Delaware limited partnership (“Lake Investment”), Lake Capital Partners LP, a Delaware limited partnership (“Lake Capital”), Archstone Holdings LLC, a Delaware limited liability company (“Archstone Holdings”), Archstone Intermediate Holdings LLC, a Delaware limited liability company (“Archstone Intermediate Holdings”), Archstone Consulting, Archstone International Holdings LLC, a Delaware limited liability company (“Archstone International”), Archstone Consulting International Holdings Cooperatief U.A., a company organized under the laws of The Netherlands (“Cooperatief”), Archstone BV, Archstone Holdings UK Limited, a company organized under the laws of England and Wales (“Archstone Holdings UK”), Archstone UK, Terence M. Graunke (“Graunke”) and Paul G. Yovovich (“Yovovich”).

Graunke and Yovovich are the members of the committee of Lake Investment that makes investment related decisions with respect to Lake Capital (such committee, the “Limited Partners Committee”). Lake Investment is the general partner of Lake Capital, which in turn holds a majority of the voting units of Archstone Holdings, which in turn is the managing member of Archstone Intermediate Holdings, which in turn is the managing member of Archstone Consulting, which in turn is the managing member of Archstone International, which in turn is the sole member of Cooperatief, which in turn is the sole member of both Archstone BV and Archstone Holdings UK, which in turn is the sole shareholder of Archstone UK. Graunke, Yovovich, Lake Investment, Lake Capital, Archstone Holdings, Archstone Intermediate Holdings, Archstone Consulting, Archstone International, Cooperatief, Archstone BV, Archstone Holdings UK and Archstone UK are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

(b) The address of the principal business and principal office of each of the Reporting Persons is 676 N. Michigan Ave, Suite 3900, Chicago, IL 60611.

(c) Lake Investment is principally engaged in the business of serving as the general partner of Lake Capital;

Lake Capital is principally engaged in the business of making private equity investments;

Archstone Holdings is principally engaged in the business of serving as the managing member of Archstone Intermediate Holdings;

Archstone Intermediate Holdings is principally engaged in the business of serving as the managing member of Archstone Consulting;

Prior to the closing of the Purchase Agreement, Archstone Consulting was principally engaged in the businesses of (i) serving as the managing member of Archstone International and (ii) providing performance improvement management consulting and implementation of Oracle/Hyperion services. As part of the Transaction, substantially all of Archstone Consulting’s assets were sold to US Buyer and Archstone Consulting no longer provides the services described in (ii) of the immediately preceding sentence;

Archstone International is principally engaged in the business of serving as the managing member of Cooperatief;

Cooperatief is principally engaged in the business of serving as (i) the sole member of Archstone BV and (ii) the sole shareholder of Archstone Holdings UK;

Archstone Holdings UK is principally engaged in the business of serving as the sole shareholder of Archstone UK;

Prior to the closing of the Purchase Agreement, Archstone UK was principally engaged in the business of providing performance improvement management consulting and implementation of Oracle/Hyperion services. As part of the Transaction, substantially all of Archstone UK’s assets were sold to UK Buyer and Archstone UK no longer provides such services;

Prior to the closing of the Purchase agreement, Archstone BV was principally engaged in the business of providing performance improvement management consulting and implementation of Oracle/Hyperion services. As part of the Transaction, substantially all of Archstone BV’s assets were sold to BV Buyer and Archstone BV no longer provides such services;

Graunke is principally engaged in serving as a principal of Lake Capital Management LLC and affiliated entities; and

Yovovich is principally engaged in serving as a principal of Lake Capital Management LLC and affiliated entities.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this statement are citizens of the United States.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Certain information required by this Item 2 concerning the executive officers and members of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the terms of the Purchase Agreement, the Consideration Shares were issued to the Sellers as consideration for the sale of substantially all of the assets of the Sellers and Archstone Consulting additionally purchased the Purchased Shares. Of the Consideration Shares, 600,400 of such shares are being held in escrow in order to satisfy potential indemnity claims that may be filed by Buyer Indemnity Parties (as defined in the Purchase Agreement) pursuant to the terms and conditions and limitations set forth in the Purchase Agreement. An additional 1,655,000 of the Consideration Shares are subject to forfeiture if certain revenue targets set forth in the Purchase Agreement are not met for the Issuer’s fiscal year 2010.

Immediately prior to the closing of the transactions contemplated by the Purchase Agreement, Lake Capital contributed capital to Archstone Consulting in exchange for preferred units of Archstone Consulting. Archstone Consulting then used $1,500,000 of such contributed capital to fund the purchase of the Purchased Shares.

Item 4. Purpose of Transaction.

Pursuant to the terms of the Purchase Agreement, the Issuer, through US Buyer, UK Buyer and BV Buyer, acquired substantially all of the assets of the Sellers. In consideration for such purchase, the Issuer issued to the Sellers the Consideration Shares. In addition, pursuant to the terms of the Purchase Agreement, Archstone Consulting purchased the Purchased Shares. The Purchase Agreement also provided that Graunke receive a seat on the board of directors of the Issuer (the “Board”). Effective November 10, 2009, Graunke was elected to the Board.

Item 5. Interest in Securities of the Issuer.

(a) As set forth above, Archstone UK and Archstone Holdings UK may be deemed to be the beneficial owners of 139,710 shares of Common Stock of the Issuer, which represents in the aggregate approximately 0.3% of the outstanding shares of Common Stock of the Issuer, as follows: Archstone UK as a direct owner and Archstone Holdings UK solely in its capacity as sole shareholder of Archstone UK. Archstone BV may be deemed to be the beneficial owner of 558,840 shares of Common Stock of the Issuer, which represents approximately 1.3% of the outstanding Common Stock of the Issuer, as direct owner. Cooperatief and Archstone International may be deemed to be the beneficial owners of 698,550 shares of Common Stock of the Issuer, which represents in the aggregate approximately 1.6% of the outstanding shares of Common Stock of the Issuer as follows: Cooperatief solely in its capacity as sole shareholder of Archstone Holdings UK and sole member of Archstone BV and Archstone International solely in its capacity as sole member of Cooperatief. Archstone Consulting, Archstone Intermediate Holdings, Archstone Holdings, Lake Capital, Lake Investment, Graunke and Yovovich may be deemed to be the beneficial owners of 5,157,000 shares of Common Stock of the Issuer, which represents 11.7% of the outstanding Common Stock of the Issuer as follows: Archstone Consulting as direct owner of 4,458,450 shares of Common Stock of the Issuer and an additional 698,550 shares of Common Stock of the Issuer solely in its capacity as sole member of Archstone International; Archstone Intermediate Holdings solely in its capacity as sole member of Archstone Consulting; Archstone Holdings solely in its capacity as the holder of a majority of voting units of Archstone Intermediate; Lake Capital solely in its capacity as the holder of a majority of voting units of Archstone Holdings; Lake Investment solely in its capacity as the general partner of Lake Capital; Yovovich solely in his capacity as a member of the Limited Partners Committee of Lake Investment and Graunke solely in his capacity as a member of the Limited Partners Committee of Lake Investment.

All of the percentages calculated in this Statement are based upon an aggregate of 44,248,411 outstanding shares of Common Stock of the Issuer, calculated as follows: (a) 38,144,204 shares outstanding as of November 6, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2009 plus (b) 5,157,000 shares of Common Stock of Issuer issued to the Reporting Persons pursuant to the Purchase Agreement plus (c) 947,207 shares of Common Stock of the Issuer issued to management of Archstone Consulting pursuant to the Purchase Agreement. The filing of this Statement by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.

(b) Each of Archstone UK and Archstone Holdings UK have the shared power to vote or direct the vote and shared power to dispose or direct the disposition of 139,710 shares of Common Stock of the Issuer. Archstone BV has the shared power to vote or direct the vote and shared power to dispose or direct the disposition of 558,840 shares of Common Stock of the Issuer. Each of Cooperatief and Archstone International have the shared power to vote or direct the vote and shared power to dispose or direct the disposition of 698,550 shares of Common Stock of the Issuer. Each of Archstone Consulting, Archstone Intermediate Holdings, Archstone Holdings, Lake Capital, Lake Investment, Graunke and Yovovich have the shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,157,000 shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the responses to Items 1, 2, 3, 4 and 5 of this Statement which are incorporated by reference in response to this Item.

In connection with the execution of the Purchase Agreement, the Sellers entered into the following additional agreements related to the Issued Shares: (i) Lock-Up Agreements, dated November 10, 2009, executed by each Seller (collectively, the “Lock-Up Agreements”), (ii) a Standstill Agreement, dated November 10, 2009, by and among the Sellers and the Issuer (the “Standstill Agreement”), (iii) a Registration Rights Agreement, dated November 10, 2009, by and among the Sellers and the Issuer (the “Registration Rights Agreement”) and (iv) an Escrow Agreement, dated November 10, 2009, by and among Sellers, Buyers, the Issuer and Computershare Trust Company, N.A. (the “Escrow Agent”) (the “Escrow Agreement” and together with the Registration Rights Agreement, Standstill Agreement and Lock-Up Agreements, the “Share Agreements”).

The Lock-Up Agreements provide that, from the date of execution of the Purchase Agreement until the twelve-month anniversary of the closing of the Purchase Agreement, no Seller may dispose of any shares of the Issuer’s Common Stock it beneficially owns; provided, however, that the lock-up period shall automatically terminate in the event that (i) Graunke is involuntarily removed from the Board without cause for such removal prior to the first anniversary of the closing of the Purchase Agreement or (ii) the failure by the Issuer’s shareholders to elect Graunke to the Board at any shareholder meeting held prior to the first anniversary of the closing of the Purchase Agreement.

The Standstill Agreement provides that, from the date of execution of the Purchase Agreement until the first anniversary of the closing of the Purchase Agreement, no Seller will, nor will it permit its affiliates to, collectively or individually, directly or indirectly, unless specifically requested in writing by the Issuer, acquire, offer to acquire, or agree to acquire, by purchase or otherwise, beneficial ownership of any shares of Common Stock, or a direct or indirect right to acquire the beneficial ownership of any shares of Common Stock, of the Issuer.

The Registration Rights Agreement provides, among other things, that, beginning twelve-months after the closing of the Purchase Agreement, if a demand notice is delivered by a Seller, then on or prior to the Filing Deadline (as defined in the Registration Rights Agreement), the Issuer shall use its commercially reasonable efforts to prepare and file with the SEC a “resale” Registration Statement (as defined in the Registration Rights Agreement) providing for the resale of all Registrable Securities (as defined in the Registration Rights Agreement) for an offering to be made on a continuous basis pursuant to Rule 415 (“Rule 415”) of the Securities Act of 1933, as amended (the “Securities Act”). In the event that the Issuer is unable to register all of the Registrable Securities for resale under Rule 415 due to limits imposed by the SEC’s interpretation of Rule 415, the Issuer will file a Registration Statement under the Securities Act with the SEC covering the resale by the holders of such lesser amount of the Registrable Securities as the Issuer is able to register pursuant to the SEC’s interpretation of Rule 415 and use its commercially reasonable efforts to have such Registration Statement declared effective as promptly as possible and, when permitted to do so by the SEC, to file subsequent registration statement(s) under the Securities Act with the SEC covering the resale of any Registrable Securities that were omitted from previous registration statement(s) and use its commercially reasonable efforts to have such registration declared effective as promptly as possible thereafter.

The Registration Rights Agreement also provides the Sellers with certain “piggy-back rights.” Specifically, beginning twelve-months after the closing of the Purchase Agreement, subject to the other terms and conditions of the Registration Rights Agreement, if at any time the Issuer shall determine to file a registration statement under the Securities Act for purposes of effecting a public offering of securities of the Issuer (including, but not limited to, registration statements relating to secondary offerings of securities of the Issuer, but excluding registration statements relating to (i) any employee benefit plan or (ii) a corporate reorganization, merger or acquisition), then the Issuer shall notify the Sellers in writing promptly following such filing and will afford each Seller an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Seller.

The Escrow Agreement provides that, from the date of closing of the Purchase Agreement until the first anniversary of the Purchase Agreement, 600,400 of the Consideration Shares (the “Escrow Shares”) be held in an escrow account (the “Escrow Account”) managed by the Escrow Agent. Subject to the terms and conditions and limitations set forth in the Purchase Agreement, the Buyer Indemnified Parties may seek to satisfy certain Losses (as defined in the Purchase Agreement) by receiving a distribution of a portion of the Escrow Shares. The number of Escrow Shares to be distributed to Buyers or the Issuer for any such indemnifiable Loss shall be calculated in accordance with the Escrow Agreement. For any such indemnifiable Loss, Sellers have the option, but not obligation, to satisfy such Loss by making a cash payment equal to the amount of such Loss to the Issuer or to Buyers. If Sellers exercise such right, then within five (5) business days of Issuer’s or Buyers’ receipt of such cash payment, Buyers and Sellers shall provide Joint Written Instructions (as defined in the Escrow Agreement) to Escrow Agent to release a portion of the Escrow Shares to Archstone Consulting, on behalf of the Sellers, and such shares shall no longer be deemed Escrow Shares. The number of Escrow Shares to be released to Archstone Consulting for such cash payment shall be calculated in accordance with the Escrow Agreement. Upon the first anniversary of the Purchase Agreement, any Escrow Shares remaining in the Escrow Account and not subject to a Pending Claim (as defined in the Escrow Agreement) shall be released to Sellers.

The descriptions of the Registration Rights Agreement, Standstill Agreement, Escrow Agreement and Lock-Up Agreements are qualified in their entirety by the Registration Rights Agreement, Standstill Agreement, Escrow Agreement and Form of Lock-Up Agreement which are filed as Exhibits 99.3 through 99.6 hereto, respectively, and are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 99. 1	Schedule 13D Joint Filing Agreement, dated November 12, 2009 by and among each of the Reporting Persons.

Exhibit 99.2	Purchase Agreement, dated November 10, 2009, by and among Archstone Acquisition Corp., Hackett REL, Ltd (UK), The Hackett Group B.V., The Hackett Group, Inc., Archstone Consulting LLC, Archstone Consulting UK Limited and Archstone Consulting Netherlands BV (incorporated by reference to Exhibit 1.01 of the Form 8-K filed by The Hackett Group Inc. on November 13, 2009.)

Exhibit 99.3	Registration Rights Agreement, dated November 10, 2009, by and among The Hackett Group, Inc., Archstone Consulting LLC, Archstone Consulting UK Limited and Archstone Consulting Netherlands BV.

Exhibit 99.4	Standstill Agreement, dated November 10, 2009, by and among The Hackett Group, Inc., Archstone Consulting LLC, Archstone Consulting UK Limited and Archstone Consulting Netherlands BV.

Exhibit 99.5	Form of Lock-Up Agreement, dated November 10, 2009.

Exhibit 99.6	Escrow Agreement, dated November 10, 2009, by and among Archstone Acquisition Corp., Hackett REL, Ltd (UK), the Hackett Group B.V., The Hackett Group, Inc., Archstone Consulting LLC, Archstone Consulting UK Limited, Archstone Consulting Netherlands BV, and Computershare Trust Company, N.A.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009

ARCHSTONE CONSULTING NETHERLANDS BV

By:	Archstone International Holdings LLC.
Its:	Director

By:	/S/ BRADFORD CORNELL
Name:	Bradford Cornell
Its:	Vice President

ARCHSTONE CONSULTING INTERNATIONAL HOLDINGS COOPERATIEF U.A.

By:	Archstone International Holdings LLC.
Its:	Director

By:	/S/ BRADFORD CORNELL
Name:	Bradford Cornell
Its:	Vice President

ARCHSTONE CONSULTING UK LIMITED

By:	/S/ CHRISTOPHER AVERILL
Name:	Christopher Averill
Its:	Director

ARCHSTONE HOLDINGS UK LIMITED

By:	/S/ CHRISTOPHER AVERILL
Name:	Christopher Averill
Its:	Director

ARCHSTONE INTERNATIONAL HOLDINGS LLC

By:	/S/ BRADFORD CORNELL
Name:	Bradford Cornell
Its:	Vice President

ARCHSTONE CONSULTING LLC

By:	/S/ BRADFORD CORNELL
Name:	Bradford Cornell
Its:	Vice President

ARCHSTONE INTERMEDIATE HOLDINGS LLC

By:	/S/ BRADFORD CORNELL
Name:	Bradford Cornell
Its:	Vice President

ARCHSTONE HOLDINGS LLC

By:	/S/ BRADFORD CORNELL
Name:	Bradford Cornell
Its:	Vice President

LAKE CAPITAL PARTNERS LP

By:	Lake Capital Investment Partners LP
Its:	General Partner

By:	Lake Partners LLC
Its:	General Partner

By:	/S/ TERENCE GRAUNKE
Name:	Terence M. Graunke
Its:	Manager

LAKE CAPITAL INVESTMENT PARTNERS LP

By:	Lake Partners LLC
Its:	General Partner

By:	/S/ TERENCE GRAUNKE
Name:	Terence M. Graunke
Its:	Manager

/S/ TERENCE GRAUNKE
Terence M. Graunke

/S/ PAUL YOVOVICH
Paul G. Yovovich

SCHEDULE A

The principal business address of each of the persons and entities listed on this Schedule A is 676 N. Michigan Ave, Suite 3900, Chicago, IL 60611.

Lake Capital Investment Partners LP

The general partner of Lake Capital Investment Partners LP is Lake Partners LLC. There are no executive officers and directors appointed at Lake Capital Investment Partners LP.

Lake Capital Investment Partners LP

The general partner of Lake Capital Partners LP is Lake Capital Investment Partners LP. There are no executive officers and directors appointed at Lake Capital Partners LP.

Archstone Holdings LLC

The name and principal occupation of the directors and the name and the position of the executive officers of Archstone Holdings LLC are listed below:

Directors:

Name	Principal Occupation
Paul Yovovich	Principal of Lake Capital Management LLC
Kevin Rowe	Principal of Lake Capital Management LLC

Executive Officers:

Name	Position
Bradford Cornell	Secretary and Vice President
Michael Hayes	Assistant Treasurer

Archstone Intermediate Holdings LLC

The managing member of Archstone Intermediate Holdings LLC is Archstone Holdings LLC. The name and the position of the executive officers of Archstone Intermediate Holdings LLC are listed below:

Executive Officers:

Name	Position
Bradford Cornell	Secretary and Vice President
Michael Hayes	Assistant Treasurer

Archstone Consulting LLC

The managing member of Archstone Consulting LLC is Archstone Intermediate Holdings LLC. The name and the position of the executive officers of Archstone Consulting LLC are listed below:

Executive Officers:

Name	Position
Bradford Cornell	Vice President
Michael Hayes	Vice President

Archstone International Holdings LLC

The managing member of Archstone International Holdings LLC is Archstone Consulting LLC. The name and the position of the executive officers of Archstone International Holdings LLC are listed below:

Executive Officers:

Name	Position
Bradford Cornell	Vice President
Michael Hayes	Vice President and Secretary

Archstone Consulting International Holdings Cooperatief U.A.

The sole member of Archstone Consulting International Holdings Cooperatief U.A. is Archstone International Holdings LLC. The name of the director Archstone Consulting International Holdings Cooperatief U.A. is listed below:

Director:

Name
Archstone International Holdings LLC

Archstone Consulting Netherlands BV

The sole member of Archstone Consulting Netherlands BV is Archstone Consulting International Holdings Cooperatief U.A. The name of the director Archstone Consulting Netherlands BV is listed below:

Director:

Name
Archstone International Holdings LLC

Archstone Holdings UK Limited

The sole shareholder of Archstone Holdings UK Limited is Archstone Consulting International Holdings Cooperatief U.A. The name and principal occupation of the director Archstone Holdings UK Limited is listed below:

Director:

Name	Principal Occupation
Christopher Averill	Director of Finance of Lake Capital Management LLC

Archstone Consulting UK Limited

The sole shareholder of Archstone Consulting UK Limited is Archstone Holdings UK Limited. The name and principal occupation of the director Archstone Consulting UK Limited is listed below:

Director:

Name	Principal Occupation
Christopher Averill	Director of Finance of Lake Capital Management LLC